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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.     7    )*
                                          ---------

                         Portsmouth Bank Shares, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                 737 031 104
                         ----------------------------
                                (CUSIP Number)


Robert W. Simpson, 350 Portsmouth Avenue, New Castle, NH 03854  (603) 436-6630
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

             December 31, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule becasue of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page  1  of  4  Pages
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

                                                               Page 2 of 4 pages
CUSIP NO.  737 031 104
          -------------
                                     13G
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert W. Simpson
         ###-##-####
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*

         PF
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            /  /

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        361,165
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                           --
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           361,165
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                                   --
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          361,165
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
                                                                            /  /
________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                          6.19%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON*

           IN

________________________________________________________________________________

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Portsmouth Bank Shares, Inc.
                        ----------------------------

        The Scheduled 13D, filed with respect to the common stock, par values $.10 per share (the "shares") of Portsmouth Bank Shares, Inc. (the "Issuer") owned by Robert W. Simpson (the "Purchaser") is amended as follows:


Item 5.   Interest in Securities of the Issuer
------    ------------------------------------

     (a) The Purchaser owns 150,551 shares, and has stock options of 210,614 shares for a total of 361,165 shares or 6.19% (based on 5,833,512 shares outstanding) as of December 31, 1995 of the Issuer's outstanding common stock. Of such amount, 850 shares are owned by Lorraine Simpson, the Purchaser's wife. The inclusion of any shares of the Issuer's common stock owned by Lorraine Simpson in this
          Schedule 13D shall not be construed as admission that the Purchaser is the beneficial owner of any such shares.


     (b)  The Purchaser has sole power to vote or dispose of the shares owned.


     (c)  The Purchaser has effected the following transactions in the shares.


          Transaction                  Date       Shares
          -----------                  ----       ------
          2% Stock Dividend           3/15/95      7,081


     (d)  Not Applicable
     (e)  Not Applicable


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     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Robert W. Simpson
                                                  ---------------------

Date:     February 1, 1996


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